MONTHLY REPORT - JUNE, 2004
                              Global Macro Trust
                The net asset value of a unit as of June 30, 2004
                was $  866.54, down  4.4% from   $ 906.44 per unit
                              as of May 31, 2004.
                                       Managing         Unit
                                        Owner         Holders          Total
Net Asset Value (352,689.406      $   3,161,575     316,529,418     319,690,993
   units) at May 31, 2004
Addition of 27,475.134 units on         301,000      24,603,619      24,904,619
   June 1, 2004
Redemption of 3,418.323 units on             (0)     (2,962,114)     (2,962,114)
   June 30, 2004
Net Income (Loss) - June, 2004         (133,982)    (14,953,840)    (15,087,822)
                                    -----------  --------------  --------------
Net Asset Value at June 30, 2004  $   3,328,593     323,217,083     326,545,676
                                    ===========  ==============  ==============
Net Asset Value per Unit at June
30, 2004
(376,836.453 units inclusive of
90.236 additional
   units.)                                      $        866.54


                        STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts   $  (42,760,173)    (27,520,884)

      Change in unrealized gain (loss) on open       29,638,818     (14,342,548)
    contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
    obligations
      Change in unrealized gain (loss) from U.S.
            Treasury obligations                       (273,262)       (640,503)


   Interest income                                      305,302       1,607,201

   Foreign exchange gain (loss) on margin                 6,675         181,377
    deposits
                                                  --------------  --------------
Total: Income                                       (13,082,640)    (40,715,357)

Expenses:
   Brokerage commissions                              1,854,556      10,074,728

   20.0% New Trading Profit Share                             0               0

   Administrative expense                               150,626         772,888
                                                  --------------  --------------

Total: Expenses                                       2,005,182      10,847,616

Net Income (Loss) - June, 2004                     $(15,087,822)    (51,562,973)
                                                  --------------  --------------

* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

                                     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                              Millburn Ridgefield Corporation
                                   411 West Putnam Avenue
                                Greenwich, Connecticut 06830
                                        203-625-7554

Global Macro Trust "GMT") was down 4.40% for June. Year-to-date the Fund is down 14.08%.

In June, interest rates and energy were unprofitable. Currency, stock index and metal trading resulted in a small loss, and agricultural commodity trading was flat. June brings to a close a very difficult quarter. David Malpass, chief economist at Bear Stearns, summed up in a Wall Street Journal article the environment which has presented difficulties for futures traders: "Until just a few months ago, many thought the U.S. still had a deflation problem - not to mention a jobs problem and even a growth problem. Now the concern has flip-flopped to inflation, causing wide fluctuations in bond yields, mortgage rates, interest rate expectations and currencies." While recent market conditions have been difficult they are not new to us. Our long-term record remains strong despite periods of short-term disappointment. Past performance is no assurance of future results, but throughout our over 30-year history we have recovered quickly from losing periods.

The global rise in interest rates abated in June, and short positions in Japanese 10-year bonds and German 5-year notes and 10-year bonds were unprofitable. Short positions in U.S. Treasury 5 and 10-year notes and 30-year bonds (which were covered in whole or in part before month-end) resulted in a very small loss, and a short position in short-term eurodollar deposits was flat. As expected, the Fed increased the federal funds rate by 25 basis points to 1.25% on June 30, and stuck with language that rate increases would be at a "measured" pace. Some market participants expected language a bit more hawkish on inflation risks, and the market reaction was to send rates lower and interest rate futures higher.

The dollar again failed to establish a sustained major trend, and profits on long positions in the Korean won and South African rand and on a short position in the yen were narrowly outweighed by losses on long positions in the Norwegian krone, euro, Czech koruna, Swiss franc and Australian dollar and on a short position in the Singapore dollar. The Fund's long currency positions were buoyed by the Fed's unaggressive rate increase. Non-dollar cross rate trading was slightly unprofitable.

In stock index futures trading, gains on long positions in the Japanese Topix, NASDAQ 100 and S&P 500 were narrowly outweighed by a loss on a long position in the Hong Kong Hang Seng.

In commodities, energy prices continued to back off from recent highs, particularly in natural gas, and the Fund's long positions were reduced as the faster responding systems' trigger points were hit. Losses were sustained on long positions in natural gas and unleaded gasoline. A long position in crude oil generated a small loss, and long positions in heating oil and London gas oil generated small profits. In non-energy commodities, long positions in gold and copper resulted in small losses and agriculturals were flat.

An article in Barron's referred to a growing number of investors who believe that commodities are in the midst of a long-term bull market, perhaps the strongest in twenty-five years, due to recovering world markets, surging demand from China and India (June 30 India reported 8.2% annual GDP growth) and relatively low supplies. On the other hand, the second quarter saw a brutal selloff of most commodities as China attempted to restrain its economy. How do we attempt to deal with what may be a long-term uptrend which is subject to sharp reversals from time to time? We use a spread of systems in each market from very long-term, slow acting systems designed to avoid being shaken off major trends and faster acting systems designed to cut exposure during significant moves counter to the long-term trends. The dramatic second quarter reversals in commodity (and other markets) triggered the faster but not the slower systems, resulting in reduced long or neutral positions, leaving the Fund in position to reinstate long positions if and when conditions warrant.


                                Very truly yours,

                                Millburn Ridgefield Corporation
                                 Harvey Beker, co-Chairman
                                 George E. Crapple, co-Chairman